UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

FiberTower Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

31567R 10 0
(CUSIP Number)

Thomas A. Scott
Chief Financial Officer
FiberTower Network Services
(f/k/a FiberTower Corporation)
185 Berry Street, Suite 4800
San Francisco, CA 94107

(415) 659-13500

With a copy to:

Bill Schreiber, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
801 California Street

Mountain View, CA 94041
(650) 988-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31567R 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FiberTower Network Services Corp. (f/k/a FiberTower Corporation), I.R.S. Identification No. 52-2312256

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% of common stock

14.	Type of Reporting Person (See Instructions) CO

(1) On August 29, 2006, the Certificate of Merger merging Marlin Acquisition Corporation (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of FiberTower Corporation (f/k/a/ First Avenue Networks, Inc.), a Delaware corporation (the “Issuer”), into FiberTower Network Services Corp. (f/k/a/ FiberTower Corporation), a Delaware corporation (the “Reporting Person”), with the Reporting Person surviving the merger (the “Merger”), was filed with the Secretary of State of the State of Delaware (the “Effective Time”).  In connection with the consummation of the Merger, the Reporting Person changed its name to “FiberTower Network Services Corp.” and became a direct wholly-owned subsidiary of the Issuer, the Issuer changed its name to “FiberTower Corporation” and the Support Agreements that the Reporting Person had entered into with Aspen Partners, Series A, a series of Aspen Capital Partners, LP, Aspen Capital LLC and Aspen Advisors LLC, (ii) Peninsula Investment Partners, L.P. (f/k/a Peninsula Capital Partners, L.P.), and (iii) Quaker Capital Partners I, L.P., Quaker Capital Partners II, L.P. and Quaker Capital Management Corp. were terminated pursuant to their terms.

SCHEDULE 13D

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by the Reporting Person on May 24, 2006 relating to the common stock, par value $0.001 per share, of the Issuer.  Capitalized terms used without definition in this Amendment No. 1 to Schedule 13D shall have the meanings set forth in the Schedule 13D originally filed.

Item 3.                Source and Amount of Funds or Other Consideration.

The information set forth under this item is hereby amended and restated in its entirety as follows:

The Reporting Person completed the Merger on August 29, 2006 and became a direct wholly-owned subsidiary of the Issuer.  Hence, the Support Agreements, dated May 14, 2006, whereby each Stockholder agreed that at any meeting (or any adjournment of postponement thereof) of the holders of Issuer capital stock or in connection with any written consent of the holder of Issuer capital stock to vote all of its shares of Issuer common stock in favor of matters contemplated in the Merger Agreement were terminated.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements throughout this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to the original Schedule 13D previously filed and the form of Support Agreement included as Exhibit 2 to the original Schedule 13D previously filed.  These agreements are incorporated into this Amendment No. 1 to Schedule 13D where such references and descriptions appear.

Item 4.                Purpose of Transaction.

The information set forth under parts (a) — (b) of this item is hereby amended and restated in its entirety as follows:

Upon the consummation of the Merger, the Support Agreements terminated pursuant to their terms.

Item 5.                Interest in Securities of the Issuer.

The information set forth under parts (a) — (b) of this item is hereby amended and restated in its entirety as follows:

(a) — (b)   On August 29, 2006, the Certificate of Merger was filed with the Secretary of State of the State of Delaware merging Merger Sub into the Reporting Person, with the Reporting Person surviving the Merger.  Hence, the Support Agreements were terminated and the Reporting Person may no longer be deemed to be the beneficial owners of or have shared voting power over shares of Issuer common stock filed in the original Schedule 13D.

Information required by Item 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B of the original Schedule 13D.  To the Reporting Person’s knowledge, none of the persons identified on such Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five (5) years.

(e)           As described in parts (a) — (b) above, the Reporting Person ceased to be the beneficial owner of more than five percent of Issuer common stock on August 29, 2005.

Item 6.                                               Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under this item is hereby amended and restated in its entirety as follows:

The Support Agreements were terminated with the filing of the Certificate of Merger with the Delaware Secretary of State on August 29, 2006.  Thus, the Reporting Person may no longer be deemed to beneficially own as of the date of filing of this Amendment to Schedule 13D shares owned by the parties to the Support Agreements.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2006	FIBERTOWER NETWORK SERVICES CORP.
(F/K/A FIBERTOWER CORPORATION)

	By:	/s/ Thomas A. Scott
Thomas A. Scott
Chief Financial Officer

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations
(See 18 U.S.C. 1001)